Semiannual Report

June 30, 2009

Waddell & Reed InvestEd Growth Portfolio

Waddell & Reed InvestEd Balanced Portfolio

Waddell & Reed InvestEd Conservative Portfolio



CONTENTS
Waddell & Reed InvestEd Portfolios

This report is submitted for the general information of the shareholders of Waddell & Reed InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current Waddell & Reed InvestEd Portfolios prospectus, along with the InvestEd Program Overview and InvestEd Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the InvestEd Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Henry J. Herrmann, CFA

Dear Shareholder:

Every generation faces great challenges and opportunities. A person born in 1909 would have faced huge obstacles two decades later as America's economy crashed into the Great Depression. At the time, at a point in life when many are trying to progress in life, the painful reality was a decade of structural unemployment, loss of hope, and increasing global instability.

Over the last six months, America has continued to be tested once again, in our jobs, as investors, for our country as a global leader and as a culture. Greed, indifference and incompetence shook the global financial system to its core, while fear paralyzed markets. Unemployment rose rapidly.

However, during the last three months, the global equity market has enjoyed an encouraging rally. But, we have not yet returned to normal times. Unprecedented government policy actions may result in unintended consequences, but we do appear to be on the mend. Corporate earnings are likely to remain weak in many sectors for several quarters, although it is possible that the trough has been seen.

As you review this semiannual report, it is important to remember that a long-term perspective is an integral part of a successful investment program. For the six months ended June 30, 2009, the Standard & Poor's 500 Index, generally reflecting the performance of the domestic equity market, increased 3.17 percent, while the Citigroup Broad Investment Grade Index, generally reflecting the performance of the fixed income market, rose 1.42 percent. The slight increases for the period show that markets can come back from difficulty.

As with many aspects of life, financial decisions driven by emotion often do not generate the best results. An objective reading of history has shown that yielding to despair over economic downturns is usually a losing strategy.

The investment crisis of seven decades ago eventually brought out the best of America as well as a legacy of financial reform that, in 1940, included the law that created the modern mutual fund industry. It's not yet clear what new regulatory framework for the industry may emerge in Washington, but we hope it is balanced and fair.

Economic Snapshot

	6-30-09	12-31-08
U.S. unemployment rate	9.50%	7.20%
Inflation (U.S. Consumer Price Index)	–1.40%	0.10%
U.S. GDP	–1.00%	–3.80%
30-year fixed mortgage rate	5.25%	5.10%
Oil price per barrel	$69.82	$44.60

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As shown in the Economic Snapshot table above, the U.S. economy at June 30, 2009 remains weak. The unemployment rate is higher than it was six months ago. The economy is shrinking. For consumers, the good news is that overall inflation is low. However, oil prices are substantially higher. Mortgage rates are higher. So are tuition rates at most colleges.

We believe that the investing and economic climate will get better in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence as you strive to meet your family's long-term educational funding needs.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Waddell & Reed InvestEd Portfolios

(UNAUDITED)

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2009.

Actual Expenses

The first line in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. As of the close of the six months covered by the tables, a customer is charged an initial fee of ten dollars for each new account. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line in the following tables provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
InvestEd Growth Portfolio				
Based on Actual Portfolio Return(1)	$1,000	$1,061.90	0.25%	$1.24
Based on 5% Return(2)	$1,000	$1,023.56	0.25%	$1.21

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
InvestEd Balanced Portfolio				
Based on Actual Portfolio Return(1)	$1,000	$1,031.80	0.25%	$1.22
Based on 5% Return(2)	$1,000	$1,023.56	0.25%	$1.21

See footnotes on page 5.

For the Six Months Ended June 30, 2009	Beginning Account Value 12-31-08	Ending Account Value 6-30-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
InvestEd Conservative Portfolio				
Based on Actual Portfolio Return[1]	$1,000	$1,003.80	0.25%	$1.20
Based on 5% Return[2]	$1,000	$1,023.56	0.25%	$1.21

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2009, and divided by 365.

(1)This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This line uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Waddell & Reed InvestEd Portfolios

ALL DATA IS AS OF JUNE 30, 2009 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation



Waddell & Reed Advisors Core Investment Fund, Class Y	13.94%
Waddell & Reed Advisors International Growth Fund, Class Y	13.89%
Waddell & Reed Advisors Cash Management, Class A	13.59%
Waddell & Reed Advisors Value Fund, Class Y	12.56%
Waddell & Reed Advisors Global Bond Fund, Class Y	10.20%
Waddell & Reed Advisors Small Cap Fund, Class Y	8.98%
Waddell & Reed Advisors Vanguard Fund, Class Y	7.94%
Waddell & Reed Advisors High Income Fund, Class Y	5.83%
Waddell & Reed Advisors Bond Fund, Class Y	4.74%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	4.74%
Waddell & Reed Advisors New Concepts Fund, Class Y	3.39%
Cash and Cash Equivalents	0.20%

InvestEd Balanced Portfolio – Asset Allocation



Waddell & Reed Advisors Cash Management, Class A	23.68%
Waddell & Reed Advisors Government Securities Fund, Class Y	18.93%
Waddell & Reed Advisors Core Investment Fund, Class Y	11.69%
Waddell & Reed Advisors Value Fund, Class Y	10.11%
Waddell & Reed Advisors Vanguard Fund, Class Y	6.22%
Waddell & Reed Advisors High Income Fund, Class Y	6.05%
Waddell & Reed Advisors International Growth Fund, Class Y	5.58%
Waddell & Reed Advisors Global Bond Fund, Class Y	5.31%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	4.96%
Waddell & Reed Advisors Bond Fund, Class Y	4.95%
Waddell & Reed Advisors New Concepts Fund, Class Y	2.35%
Cash and Cash Equivalents	0.17%

InvestEd Conservative Portfolio – Asset Allocation



Waddell & Reed Advisors Cash Management, Class A	99.72%
Cash and Cash Equivalents	0.28%

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y .	838	$ 4,995
Waddell & Reed Advisors Cash Management, Class A	14,313	14,313
Waddell & Reed Advisors Core Investment Fund, Class Y	3,582	14,687
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	450	4,989
Waddell & Reed Advisors Global Bond Fund, Class Y	2,904	10,744
Waddell & Reed Advisors High Income Fund, Class Y	1,018	6,139
Waddell & Reed Advisors International Growth Fund, Class Y	2,053	14,635
Waddell & Reed Advisors New Concepts Fund, Class Y	486	3,574
Waddell & Reed Advisors Small Cap Fund, Class Y	971	9,461
Waddell & Reed Advisors Value Fund, Class Y .	1,598	13,232
Waddell & Reed Advisors Vanguard Fund, Class Y	1,342	8,361
TOTAL AFFILIATED MUTUAL FUNDS – 99.80%		**$ 105,130**
(Cost: $123,240)		

SHORT-TERM SECURITIES – 0.27%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A)	$285	$ 285
(Cost: $285)		

TOTAL INVESTMENT SECURITIES – 100.07%		$ 105,415
(Cost: $123,525)		

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.07%)		(75)

NET ASSETS – 100.00%		$ 105,340

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$123,609
Gross unrealized appreciation	1,574
Gross unrealized depreciation	(19,768)
Net unrealized depreciation	$ (18,194)

See Accompanying Notes to Financial Statements.

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y . . .	661	$ 3,938
Waddell & Reed Advisors Cash Management, Class A	18,834	18,834
Waddell & Reed Advisors Core Investment Fund, Class Y	2,267	9,295
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	356	3,943
Waddell & Reed Advisors Global Bond Fund, Class Y	1,142	4,226
Waddell & Reed Advisors Government Securities Fund, Class Y	2,678	15,052
Waddell & Reed Advisors High Income Fund, Class Y	797	4,808
Waddell & Reed Advisors International Growth Fund, Class Y	622	4,434
Waddell & Reed Advisors New Concepts Fund, Class Y	254	1,872
Waddell & Reed Advisors Value Fund, Class Y . .	971	8,043
Waddell & Reed Advisors Vanguard Fund, Class Y	793	4,943
TOTAL AFFILIATED MUTUAL FUNDS – 99.83%		**$ 79,388**

(Cost: $87,077)

SHORT-TERM SECURITIES – 0.29%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (A)	$227	$ 227

(Cost: $227)

TOTAL INVESTMENT SECURITIES – 100.12%		**$ 79,615**

(Cost: $87,304)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.12%)		**(90)**

NET ASSETS – 100.00%		**$ 79,525**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$87,324
Gross unrealized appreciation	938
Gross unrealized depreciation	(8,647)
Net unrealized depreciation	$ (7,709)

See Accompanying Notes to Financial Statements.

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS – 99.72%	Shares	Value
Waddell & Reed Advisors Cash Management, Class A (A) . . . . (Cost: $54,837)	54,837	$54,837

SHORT-TERM SECURITIES – 0.45%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.197%, 7–1–09 (B) . . . . (Cost: $250)	$250	$ 250
TOTAL INVESTMENT SECURITIES – 100.17% (Cost: $55,087)		**$55,087**
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.17%)		(97)
NET ASSETS – 100.00%		**$54,990**

Notes to Schedule of Investments

(A) See the complete Schedule of Investments of Waddell & Reed Advisors Cash Management beginning on page 10.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

For Federal income tax purposes, cost of investments owned at June 30, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$55,087
Gross unrealized appreciation	—
Gross unrealized depreciation	—
Net unrealized appreciation	$ —

See Accompanying Notes to Financial Statements.

Cash Management (in thousands) JUNE 30, 2009 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
Baxter International Inc.:		
0.280%, 7–8–09	$20,000	$ 19,999
0.300%, 7–9–09	23,000	22,998
Corporacion Andina de Fomento:		
0.750%, 9–1–09	40,000	39,948
0.750%, 9–3–09	10,000	9,987
0.730%, 9–9–09	2,900	2,896
1.400%, 2–12–10	21,300	21,113
IBM International Group Capital LLC (International Business Machines Corporation):		
1.394%, 7–29–09 (A)	35,800	35,788
0.881%, 8–26–09 (A)	11,000	11,000
Kitty Hawk Funding Corp.:		
0.280%, 7–10–09	5,000	5,000
0.260%, 7–27–09	12,800	12,797
SBC Communications Inc. (AT&T Inc.),		
4.125%, 9–15–09	17,030	17,021
Straight-A Funding, LLC (Federal Financing Bank):		
0.330%, 8–17–09	10,000	9,996
0.390%, 8–24–09	8,000	7,995
Unilever Capital Corporation,		
0.321%, 7–10–09 (A)	4,300	4,300
Verizon Communications Inc.:		
0.340%, 7–8–09	29,500	29,498
0.360%, 7–20–09	12,000	11,998
Total Commercial Paper – 17.88%		**262,334**
Commercial Paper (backed by irrevocable bank letter of credit)		
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
0.580%, 7–31–09	14,800	14,793
River Fuel Trust #1 (Bank of New York (The)):		
0.280%, 7–2–09	7,000	7,000
0.280%, 7–15–09	20,682	20,679
Total Commercial Paper (backed by irrevocable bank letter of credit) – 2.90%		**42,472**
Master Note – 1.89%		
Toyota Motor Credit Corporation,		
0.197%, 7–1–09 (A)	27,772	**27,772**
Notes		
3M Company,		
7.139%, 12–14–09 (C)	61,500	62,700
American Honda Finance Corp.:		
1.404%, 7–29–09 (A)(C)	27,500	27,054
1.416%, 8–5–09 (A)	7,500	7,400
1.006%, 8–10–09 (A)	10,600	10,412
1.306%, 8–10–09 (A)	5,000	4,968
1.496%, 8–14–09 (A)	21,500	21,500
0.835%, 8–20–09 (A)	3,800	3,768
Bank of America Corporation (Federal Deposit Insurance Corporation),		
0.659%, 9–14–09 (A)(B)	73,900	73,900
Bank of America, N.A.,		
1.538%, 8–12–09 (A)	28,000	27,726
BellSouth Corporation (AT&T Inc.),		
4.950%, 4–26–10 (A)	53,300	54,353

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Bear Stearns Companies Inc. (The) (JPMorgan Chase & Co.),		
0.974%, 8–18–09 (A)	$15,475	$ 15,458
BP Capital Markets p.l.c.,		
0.768%, 9–11–09 (A)	17,100	17,100
Caterpillar Financial Services Corporation:		
1.199%, 7–9–09 (A)	17,500	17,322
1.202%, 7–27–09 (A)	15,000	15,005
1.006%, 8–11–09 (A)	4,625	4,620
Caterpillar Inc.,		
7.250%, 9–15–09	8,500	8,589
Citibank, N.A. (Federal Deposit Insurance Corporation),		
0.648%, 9–30–09 (A)(B)	37,200	37,200
Citigroup Funding Inc. (Federal Deposit Insurance Corporation),		
1.139%, 7–30–09 (A)(B)	19,100	19,100
Countrywide Home Loans, Inc. (Bank of America Corporation):		
5.625%, 7–15–09	9,661	9,670
4.125%, 9–15–09	36,400	36,496
Electronic Data Systems Corporation (Hewlett-Packard Company),		
7.125%, 10–15–09	70,120	71,154
GTE California Incorporated (Verizon Communications Inc.),		
6.700%, 9–1–09	4,500	4,533
Honeywell International Inc.,		
1.142%, 7–27–09 (A)	7,000	6,997
International Business Machines Corporation:		
0.320%, 7–6–09 (A)	5,500	5,500
0.348%, 7–8–09 (A)	18,750	18,750
John Deere Capital Corporation:		
4.400%, 7–15–09	5,825	5,831
1.412%, 7–16–09 (A)	13,400	13,283
1.111%, 8–26–09 (A)	7,500	7,478
0.708%, 9–1–09 (A)	22,720	22,638
JPMorgan Chase & Co.:		
1.176%, 8–19–09 (A)	4,000	3,990
0.843%, 8–21–09 (A)	6,000	5,988
0.688%, 9–25–09 (A)	7,500	7,476
7.625%, 12–7–09	29,700	30,259
PACCAR Financial Corp.,		
0.649%, 9–21–09 (A)	19,000	18,968
Praxair Inc.,		
0.751%, 8–26–09 (A)	11,400	11,400
Procter & Gamble Company (The),		
0.996%, 8–7–09 (A)	7,500	7,500
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)):		
1.176%, 7–6–09 (A)	10,000	9,999
5.300%, 7–6–09 (C)	4,600	4,602
1.224%, 8–8–09 (A)	3,750	3,750
1.046%, 8–19–09 (A)	25,000	24,989
Roche Holdings, Inc.,		
1.661%, 8–25–09 (A)	48,500	48,543
Toyota Motor Credit Corporation:		
1.650%, 9–3–09 (A)	3,500	3,500
1.663%, 9–18–09 (A)	30,000	30,000
Wal-Mart Stores, Inc.,		
6.875%, 8–10–09	18,810	18,912
Wells Fargo & Company:		
0.782%, 9–23–09 (A)	14,500	14,449
4.200%, 1–15–10	7,000	7,074
Total Notes – 60.11%		**881,904**

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corporation, Variable/Fixed Rate Taxable Demand Revenue Bonds, Series 2000 (Wachovia Bank, N.A.), 0.600%, 7–1–09 (A)	$ 2,360	$ 2,360
Don Greene Poultry, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 2003 (Wachovia Bank, N.A.), 0.600%, 7–1–09 (A)	7,200	7,200
EPC – Allentown, LLC, Incremental Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.), 0.600%, 7–1–09 (A)	8,840	8,840
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, National Association), 1.350%, 7–1–09 (A)	4,125	4,125
The Academy of the New Church, Taxable Variable Rate Demand Bonds, Series 2008 (Wachovia Bank, N.A.), 0.450%, 7–1–09 (A)	20,000	20,000
Trap Rock Industries, Inc., Taxable Variable Demand Bonds, Series 2005 (Wachovia Bank, N.A.), 0.450%, 7–1–09 (A)	13,410	13,410
Total Notes (backed by irrevocable bank letter of credit) – 3.81%		**55,935**
TOTAL CORPORATE OBLIGATIONS – 86.59%		**$1,270,417**
(Cost: $1,270,417)		

MUNICIPAL OBLIGATIONS – TAXABLE

	Principal	Value
California – 4.95%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997, (BP p.l.c.), 0.650%, 9–4–09	65,800	65,800
City of Los Angeles, Wastewater System Subordinate Revenue Bonds, Variable Rate Refunding, Series 2008-G (Bank of America, N.A.), 0.190%, 7–1–09 (A)	6,800	6,800
		72,600
Colorado – 0.21%		
Castle Pines North Finance Corporation, Variable Rate Certificates of Participation, Series 2009 (Wells Fargo Bank, National Association), 0.300%, 7–1–09 (A)	3,075	3,075
Georgia – 0.44%		
Development Authority of Talbot County, Incremental Taxable Industrial Development Revenue Bonds (Junction City Mining Company, LLC Project), Series 2000 (Wachovia Bank, N.A.), 0.550%, 7–1–09 (A)	6,410	6,410

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal	Value
Illinois – 0.48%		
State of Illinois, General Obligation Certificates of May, 2009, 4.000%, 4–26–10	$ 7,000	$ 7,138
Maryland – 0.57%		
Maryland Health and Higher Educational Facilities Authority, Revenue Bonds, Anne Arundel Health Systems Issue, Series 2009A (Wachovia Bank, N.A.), 0.450%, 7–1–09 (A)	8,305	8,305
Mississippi – 1.56%		
Mississippi Business Finance Corporation, Adjustable Mode Industrial Development Revenue Bonds (Belk, Inc. Project), Series 2005 (Wachovia Bank, N.A.), 0.450%, 7–1–09 (A)	7,919	7,919
Mississippi Business Finance Corporation, Taxable Industrial Development Revenue Bonds, Series 2000 (Telapex, Inc. Project) (Wachovia Bank, N.A.), 0.450%, 7–1–09 (A)	15,000	15,000
		22,919
Missouri – 0.48%		
City of Kansas City, Missouri, Variable Rate Demand Taxable Special Obligation Refunding Bonds (President Hotel Redevelopment Project), Series 2009B (JPMorgan Chase & Co.), 0.700%, 7–1–09 (A)	7,000	7,000
New York – 0.34%		
The City of New York, General Obligation Bonds, Fiscal 2006 Series E (Bank of America, N.A.), 0.230%, 7–1–09 (A)	5,000	5,000
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 9.03%		**$ 132,447**
(Cost: $132,447)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

United States Government Agency Obligations	Principal	Value
Overseas Private Investment Corporation:		
0.250%, 8–17–09 (A)	14,023	14,023
0.250%, 9–15–09 (A)	11,000	11,000
0.250%, 9–22–09 (A)	3,382	3,382
0.250%, 11–16–09 (A)	6,000	6,000
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.879%, 10–15–09 (A)	26,436	26,436
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.15%		**$ 60,841**
(Cost: $60,841)		

	Value
TOTAL INVESTMENT SECURITIES – 99.77%	$1,463,705
(Cost: $1,463,705)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.23%	3,396
NET ASSETS – 100.00%	$1,467,101

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2009.

(B) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At June 30, 2009, the total value of these securities amounted to $94,356 or 6.43% of net assets.

Waddell & Reed InvestEd Portfolios

AS OF JUNE 30, 2009 (UNAUDITED)

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in affiliated mutual funds at market value+	$105,130	$79,388	$54,837
Investments in unaffiliated securities at market value+	285	227	250
Investments at Market Value	**105,415**	**79,615**	**55,087**
Cash	17	16	15
Investment securities sold receivable	—	—	125
Dividends and interest receivable	6	8	2
Capital shares sold receivable	230	50	42
Prepaid and other assets	—	—	1
Total Assets	**105,668**	**79,689**	**55,272**
LIABILITIES			
Investment securities purchased payable	230	45	—
Capital shares redeemed payable	90	115	281
Trustees' fees payable	3	2	1
Distribution and service fees payable	1	—*	—*
Other liabilities	4	2	—
Total Liabilities	**328**	**164**	**282**
Total Net Assets	**$105,340**	**$79,525**	**$54,990**
NET ASSETS			
Capital paid in (shares authorized - unlimited)	$122,031	$86,957	$54,926
Undistributed net investment income	657	700	218
Accumulated net realized gain (loss)	762	(443)	(154)
Net unrealized depreciation	(18,110)	(7,689)	—
Total Net Assets	**$105,340**	**$79,525**	**$54,990**
CAPITAL SHARES OUTSTANDING	10,965	8,153	5,252
NET ASSET VALUE PER SHARE	$9.61	$9.75	$10.47
+COST			
Investments in affiliated mutual funds at cost	$123,240	$87,077	$54,837
Investments in unaffiliated securities at cost	285	227	250

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios

FOR THE SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$ 781	$ 790	$ 283
Interest and amortization	1	1	1
Total Investment Income	782	791	284
EXPENSES			
Distribution and service fees	124	93	65
Net Investment Income	658	698	219
REALIZED AND UNREALIZED GAIN			
Net realized gain on investments in affiliated mutual funds	120	6	—
Net change in unrealized appreciation on investments in affiliated mutual funds	5,189	1,735	—
Net Realized and Unrealized Gain	5,309	1,741	—
Net Increase in Net Assets Resulting from Operations	$5,967	$2,439	$ 219

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Waddell & Reed InvestEd Portfolios

(In thousands)	InvestEd Growth Portfolio		InvestEd Balanced Portfolio		InvestEd Conservative Portfolio	
	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08	Six months ended 6-30-09 (Unaudited)	Fiscal year ended 12-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 658	$ 2,171	$ 698	$ 1,841	$ 219	$ 889
Net realized gain (loss) on investments	120	2,360	6	259	—	(153)
Net change in unrealized appreciation (depreciation)	5,189	(41,091)	1,735	(19,660)	—	(60)
Net Increase (Decrease) in Net Assets Resulting from Operations	5,967	(36,560)	2,439	(17,560)	219	676
Distributions to Shareholders From:						
Net investment income	—	(2,410)	—	(1,959)	—	(905)
Net realized gains	—	(8,274)	—	(3,443)	—	(277)
Total Distributions to Shareholders	—	(10,684)	—	(5,402)	—	(1,182)
Capital Share Transactions	(3,692)	4,785	1,126	2,284	5,186	8,936
Net Increase (Decrease) in Net Assets	2,275	(42,459)	3,565	(20,678)	5,405	8,430
Net Assets, Beginning of Period	103,065	145,524	75,960	96,638	49,585	41,155
Net Assets, End of Period	$105,340	$103,065	$79,525	$ 75,960	$54,990	$49,585
Undistributed (distributions in excess of) net investment income	$ 657	$ (2)	$ 700	$ 3	$ 218	$ (1)

See Accompanying Notes to Financial Statements.

Waddell & Reed InvestEd Portfolios FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Six-month period ended 6-30-2009 (unaudited)	$ 9.05	$ 0.06	$ 0.50	$ 0.56	$ —	$ —	$ —
Fiscal year ended 12-31-2008	13.63	0.22	(3.75)	(3.53)	(0.24)	(0.81)	(1.05)
Fiscal year ended 12-31-2007	13.92	0.21	1.48	1.69	(0.27)	(1.71)	(1.98)
Fiscal year ended 12-31-2006	12.92	0.17	1.42	1.59	(0.20)	(0.39)	(0.59)
Fiscal year ended 12-31-2005	12.06	0.10	0.99	1.09	(0.10)	(0.13)	(0.23)
Fiscal year ended 12-31-2004	11.14	0.08	1.03	1.11	(0.08)	(0.11)	(0.19)
InvestEd Balanced Portfolio							
Six-month period ended 6-30-2009 (unaudited)	9.45	0.09	0.21	0.30	—	—	—
Fiscal year ended 12-31-2008	12.49	0.25	(2.57)	(2.32)	(0.26)	(0.46)	(0.72)
Fiscal year ended 12-31-2007	12.71	0.28	1.08	1.36	(0.32)	(1.26)	(1.58)
Fiscal year ended 12-31-2006	11.95	0.24	1.08	1.32	(0.25)	(0.31)	(0.56)
Fiscal year ended 12-31-2005	11.42	0.15	0.65	0.80	(0.15)	(0.12)	(0.27)
Fiscal year ended 12-31-2004	10.85	0.12	0.70	0.82	(0.12)	(0.13)	(0.25)
InvestEd Conservative Portfolio							
Six-month period ended 6-30-2009 (unaudited)	10.43	0.04	0.00	0.04	—	—	—
Fiscal year ended 12-31-2008	10.52	0.19	(0.03)	0.16	(0.19)	(0.06)	(0.25)
Fiscal year ended 12-31-2007	10.66	0.36	0.29	0.65	(0.37)	(0.42)	(0.79)
Fiscal year ended 12-31-2006	10.44	0.32	0.32	0.64	(0.33)	(0.09)	(0.42)
Fiscal year ended 12-31-2005	10.43	0.17	0.09	0.26	(0.17)	(0.08)	(0.25)
Fiscal year ended 12-31-2004	10.35	0.12	0.18	0.30	(0.13)	(0.09)	(0.22)

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3)Annualized.

See Accompanying Notes to Financial Statements.s

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
InvestEd Growth Portfolio								
Six-month period ended 6-30-2009 (unaudited)	$ 9.61	6.19%	$ 105	0.25%[3]	1.33%[3]	—%	—%	3%
Fiscal year ended 12-31-2008	9.05	-25.87	103	0.25	1.73	—	—	18
Fiscal year ended 12-31-2007	13.63	12.41	146	0.25	1.34	—	—	29
Fiscal year ended 12-31-2006	13.92	12.33	130	0.25	1.30	—	—	5
Fiscal year ended 12-31-2005	12.92	8.99	86	0.74	0.81	1.00	0.55	5
Fiscal year ended 12-31-2004	12.06	9.99	69	0.82	0.77	1.03	0.56	11
InvestEd Balanced Portfolio								
Six-month period ended 6-30-2009 (unaudited)	9.75	3.18	80	0.25[3]	1.87[3]	—	—	1
Fiscal year ended 12-31-2008	9.45	-18.50	76	0.25	2.11	—	—	33
Fiscal year ended 12-31-2007	12.49	10.84	97	0.25	2.06	—	—	17
Fiscal year ended 12-31-2006	12.71	11.08	87	0.25	1.99	—	—	11
Fiscal year ended 12-31-2005	11.95	7.00	58	0.71	1.32	0.98	1.05	5
Fiscal year ended 12-31-2004	11.42	7.55	49	0.78	1.13	0.99	0.92	12
InvestEd Conservative Portfolio								
Six-month period ended 6-30-2009 (unaudited)	10.47	0.38	55	0.25[3]	0.84[3]	—	—	2
Fiscal year ended 12-31-2008	10.43	1.56	50	0.25	1.94	—	—	47
Fiscal year ended 12-31-2007	10.52	6.15	41	0.25	3.65	—	—	30
Fiscal year ended 12-31-2006	10.66	6.12	31	0.25	3.21	—	—	56
Fiscal year ended 12-31-2005	10.44	2.53	18	0.85	1.83	1.12	1.56	22
Fiscal year ended 12-31-2004	10.43	2.91	14	0.85	1.27	1.07	1.05	19

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Waddell & Reed InvestEd Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). Waddell & Reed InvestEd Portfolios (InvestEd Portfolios) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund. An investment in the Program constitutes a purchase of an interest in the Trust, a municipal fund security. The Trust invests in the InvestEd Portfolios and other underlying investment options. InvestEd Portfolios issues three series of capital shares; each series represents ownership of a separate mutual fund (a Portfolio). The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Family College Savings Program Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

On April 30, 2009, the three series of Waddell & Reed InvestEd Portfolios, Inc., a Maryland corporation, were reorganized as a corresponding series of Waddell & Reed InvestEd Portfolios, a Delaware statutory trust (the Trust), pursuant to a Plan of Reorganization and Termination that was approved by shareholders. The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets, operations and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

The following is a summary of significant accounting policies consistently followed by each portfolio.

Securities Valuation. Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Repurchase Agreements. Each Portfolio may purchase securities subject to repurchase agreements, which are instruments under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of June 30, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain of the underlying funds may have a significant investment in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through August 28, 2009, the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Like all mutual funds, the Portfolios pay fees related to their daily operations. Expenses paid out of each Portfolio's net assets are reflected in its share price (and dividends if any); they are neither billed directly to shareholders nor deducted from shareholder accounts. Effective January 1, 2006, all fees which would have been paid by each Portfolio have been eliminated, with the exception of the distribution and service fee.

Under a Distribution and Service Plan for each Portfolio's shares adopted by the InvestEd Portfolios pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts.

The Portfolios pay no management fees; however, Waddell & Reed Investment Management Company (WRIMCO) receives management fees from the underlying funds. Each Portfolio pays advisory fees to WRIMCO indirectly, as shareholders in the underlying funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the underlying funds.

As principal underwriter for each Portfolio's shares, W&R receives gross sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount and paid to W&R. During the fiscal period ended June 30, 2009, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC
InvestEd Growth Portfolio	$ 283	$ —
InvestEd Balanced Portfolio.	167	—
InvestEd Conservative Portfolio	64	—

With respect to each Portfolio's shares, W&R pays sales commissions and all expenses in connection with the sale of the InvestEd Plan's shares, except for registration fees and related expenses. During the fiscal period ended June 30, 2009, W&R paid the following amounts: InvestEd Growth Portfolio – $155; InvestEd Balanced Portfolio – $91 and InvestEd Conservative Portfolio – $35.

3. INVESTMENT VALUATIONS

In accordance with Accounting Standards Codification (ASC) Section 820-10 (formerly Financial Accounting Standard 157), fair value is defined as the price that each Portfolio would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Portfolio's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Portfolio's investments by the above ASC 820-10 fair value hierarchy levels as of June 30, 2009:

InvestEd Growth Portfolio	Level 1	Level 2	Level 3
Investments in Securities			
Affiliated Mutual Funds	$ 105,130	$ —	$ —
Short-Term Securities.	—	285	—
	105,130	285	—
Other Financial Instruments+. . .	—	—	—
Total	$ 105,130	$ 285	$ —

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.*

InvestEd Balanced Portfolio	Level 1	Level 2	Level 3
Investments in Securities			
Affiliated Mutual Funds	$ 79,388	$ —	$ —
Short-Term Securities	—	227	—
	79,388	227	—
Other Financial Instruments+ . . .	—	—	—
Total	$ 79,388	$ 227	$ —

InvestEd Conservative Portfolio	Level 1	Level 2	Level 3
Investments in Securities			
Affiliated Mutual Funds	$ 54,837	$ —	$ —
Short-Term Securities	—	250	—
	54,837	250	—
Other Financial Instruments+ . . .	—	—	—
Total	$ 54,837	$ 250	$ —

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.*

There were no Level 3 securities owned during the fiscal period ended June 30, 2009.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended June 30, 2009, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$ 3,038	$ 5,935
InvestEd Balanced Portfolio.	2,931	996
InvestEd Conservative Portfolio	6,527	1,101

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2008 and the related net capital losses and post-October activity were as follows:

	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
Net ordinary income	$ 2,320	$ 1,899	$ 889
Distributed ordinary income	2,414	1,972	909
Undistributed ordinary income . .	10	4	—
Realized long term capital gains	2,282	615	—
Distributed long term capital gains	8,270	3,430	273
Undistributed long term capital gains	732	—	—
Tax return of capital.	—	—	—*
Post-October losses deferred . . .	—	426	—

Not shown due to rounding.

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	InvestEd Conservative Portfolio
December 31, 2016	$ 153

6. CAPITAL SHARE TRANSACTIONS

Transactions in capital stock are summarized below.

InvestEd Growth Portfolio	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares	764	$ 6,778	1,507	$ 18,097
Shares issued in reinvestment of dividends and/or capital gains distribution . . .	—	—	1,185	10,684
Shares redeemed	(1,186)	(10,470)	(1,979)	(23,996)
Net increase (decrease)	(422)	$ (3,692)	713	$ 4,785

InvestEd Balanced Portfolio	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,018	$ 9,500	1,694	$ 19,437
Shares issued in reinvestment of dividends and/or capital gains distribution . . .	—	—	574	5,402
Shares redeemed	(901)	(8,374)	(1,968)	(22,555)
Net increase	117	$ 1,126	300	$ 2,284

InvestEd Conservative Portfolio	Six months ended 6-30-09		Fiscal year ended 12-31-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares	895	$ 9,356	1,687	$ 17,877
Shares issued in reinvestment of dividends and/or capital gains distribution . . .	—	—	114	1,182
Shares redeemed	(399)	(4,170)	(956)	(10,123)
Net increase	496	$ 5,186	845	$ 8,936

7. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal period ended June 30, 2009 follows:

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
InvestEd Growth Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	851	$ 222	$ 300	$ (3)	$ 109	838	$ 4,995
Waddell & Reed Advisors Cash Management, Class A	14,785	418	890	—	79	14,313	14,313
Waddell & Reed Advisors Core Investment Fund, Class Y	3,706	426	916	(26)	86	3,582	14,687
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	465	146	301	(5)	33	450	4,989
Waddell & Reed Advisors Global Bond Fund, Class Y	2,946	444	573	20	218	2,904	10,744
Waddell & Reed Advisors High Income Fund, Class Y	1,006	364	262	35	256	1,018	6,139
Waddell & Reed Advisors International Growth Fund, Class Y	2,130	294	710	62	—	2,053	14,635
Waddell & Reed Advisors New Concepts Fund, Class Y	504	68	168	10	—	486	3,574
Waddell & Reed Advisors Small Cap Fund, Class Y	1,007	181	444	31	—	971	9,461
Waddell & Reed Advisors Value Fund, Class Y	1,662	294	791	(19)	—	1,598	13,232
Waddell & Reed Advisors Vanguard Fund, Class Y	1,394	181	460	15	—	1,342	8,361
					$ 781		$105,130

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
InvestEd Balanced Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	637	$ 191	$ 50	$ —*	$ 84	661	$ 3,938
Waddell & Reed Advisors Cash Management, Class A	18,445	637	249	—	101	18,834	18,834
Waddell & Reed Advisors Core Investment Fund, Class Y	2,219	312	123	(4)	53	2,267	9,295
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	348	133	50	(1)	25	356	3,943
Waddell & Reed Advisors Global Bond Fund, Class Y	1,103	191	47	3	84	1,142	4,226
Waddell & Reed Advisors Government Securities Fund, Class Y	2,594	673	199	—*	246	2,678	15,052
Waddell & Reed Advisors High Income Fund, Class Y	753	299	44	6	197	797	4,808
Waddell & Reed Advisors International Growth Fund, Class Y	613	108	48	1	—	622	4,434
Waddell & Reed Advisors New Concepts Fund, Class Y	251	43	20	—*	—	254	1,872
Waddell & Reed Advisors Value Fund, Class Y	957	215	100	(1)	—	971	8,043
Waddell & Reed Advisors Vanguard Fund, Class Y	782	129	59	1	—	793	4,943
					$ 790		$ 79,388

	12-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received[1]	6-30-09 Share Balance	6-30-09 Market Value
InvestEd Conservative Portfolio							
Waddell & Reed Advisors Cash Management, Class A	49,411	6,527	1,101	—	283	54,837	54,837

*Not shown due to rounding.

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

8. CHANGE IN STRUCTURE

On April 3, 2009, a special shareholder meeting for the Corporation was held to approve an Agreement and Plan of Reorganization and Termination, pursuant to which each Portfolio would be reorganized into a corresponding series of a newly established Delaware statutory trust. On April 30, 2009, that reorganization took place. See page 25 for the shareholder meeting results.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the Ivy Funds Variable Insurance Portfolios (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Waddell & Reed InvestEd Portfolios

Waddell & Reed InvestEd Portfolios (Trust) is a series fund organized as a Delaware statutory trust. Each of its series is the successor to a series of a Maryland corporation (each, a Predecessor Fund) pursuant to reorganizations that occurred on April 30, 2009 (each, a Reorganization). Each Reorganization of a Predecessor Fund was approved by its shareholders and by its board of directors.

In anticipation of the Reorganizations, at its meeting on February 4, 2009, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved a new Investment Management Agreement (Management Agreement) between WRIMCO and the Trust with respect to each of Waddell & Reed InvestEd Growth Portfolio, Waddell & Reed InvestEd Balanced Portfolio and Waddell & Reed InvestEd Conservative Portfolio (each, a Fund). The Management Agreement will continue for a period of one year and from year-to-year thereafter only if such continuance is specifically approved at least annually by the Board of Trustees, including the vote of a majority of the Disinterested Trustees. The Management Agreement with respect to each Fund is substantially the same as the Investment Management Agreement with WRIMCO previously in effect with respect to each corresponding Predecessor Fund (Predecessor Management Agreement). At its meeting on February 4, 2009, the Trust's Board of Trustees, whose members were the same as the board of directors of each Predecessor Fund, based its consideration and approval of the Management Agreement with respect to each Fund on (i) the information provided to the boards of directors of the Predecessor Funds in connection with these boards' approvals, at their joint meetings on August 11, 12 and 13, 2008, of the continuance of their respective Predecessor Management Agreements and (ii) the information which these boards received subsequent to the August meetings. For further information about the renewal of a Predecessor Management Agreement for the Predecessor Fund, please see the Predecessor Fund's Annual Report to Shareholders dated December 31, 2008.

A copy of each Predecessor Fund's Annual Report may be obtained, without charge, from the Trust or Waddell & Reed, Inc. by calling 1.888.WADDELL or at www.waddell.com.

Waddell & Reed InvestEd Portfolios

On April 3, 2009, a special shareholder meeting (Meeting) for Waddell & Reed InvestEd Portfolios, Inc. was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To elect thirteen Directors for Waddell & Reed InvestEd Portfolios, Inc.

Michael L. Avery

For	Against
23,588,955.153	0

Jarold W. Boettcher

For	Against
23,588,955.153	0

James M. Concannon

For	Against
23,588,955.153	0

John A. Dillingham

For	Against
23,588,955.153	0

David P. Gardner

For	Against
23,588,955.153	0

Joseph Harroz, Jr.

For	Against
23,588,955.153	0

John F. Hayes

For	Against
23,588,955.153	0

Robert L. Hechler

For	Against
23,588,955.153	0

Albert W. Herman

For	Against
23,588,955.153	0

Henry J. Herrmann

For	Against
23,588,955.153	0

Glendon E. Johnson, Sr.

For	Against
23,588,955.153	0

Frank J. Ross, Jr.

For	Against
23,588,955.153	0

Eleanor B. Schwartz

For	Against
23,588,955.153	0

Proposal 2: To approve for each series of the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed InvestEd Portfolios.

Fund	For	Against	Abstain
InvestEd Balanced Portfolio	7,994,123.079	0	0
InvestEd Conservative Portfolio	4,803,943.551	0	0
InvestEd Growth Portfolio	11,066,171.364	0	0

PROXY VOTING INFORMATION
Waddell & Reed InvestEd Portfolios

PROXY VOTING GUIDELINES

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

PROXY VOTING RECORDS

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed InvestEd Portfolios

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the InvestEd Portfolio's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Waddell & Reed InvestEd Portfolios

Waddell & Reed InvestEd Growth Portfolio

Waddell & Reed InvestEd Balanced Portfolio

Waddell & Reed InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the Waddell & Reed InvestEd Portfolios' prospectus, the InvestEd Plan Program overview and the InvestEd Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.



6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

SEMIAN-INVESTED (6-09)